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                     AMENDMENT DATED AS OF MARCH 24, 2004 TO
                           PLAN PURSUANT TO RULE 18f-3
                    UNDER THE INVESTMENT COMPANY ACT OF 1940
                                       OF
                      JOHN HANCOCK VARIABLE SERIES TRUST I
                                  (the "Trust")

     The Trust's Plan Pursuant to Rule 18f-3 adopted February 11, 2004 ("Rule 18f-3 Plan") is hereby amended as of March 24, 2004, in the manner and to the extent set forth below:

Designation of Initial Share Class
The phrase "Initial Class shares" is deleted wherever shown in the Rule 18f-3 Plan and the phrase "NAV Class shares" is inserted in its place.

Deletion of Definition of Net Asset Value
The phrases "at their net asset value ('NAV')" and "at their NAV" are deleted in the section of the Rule 18f-3 Plan entitled "Class Characteristics" and the phrase "at their net asset value" is inserted in its place.


Adopted as of March 24, 2004